SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Form 11-K
                                   ---------


(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended        December 31, 1994
                                   --------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from                     to
                                     ------------------     ------------------

Commission file number      1-82
                         ----------




                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------







                            PHELPS DODGE CORPORATION
                            ------------------------


                           2600 North Central Avenue
                          Phoenix, Arizona 85004-3014

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                          PHELPS DODGE EMPLOYEE SAVINGS PLAN



Date:  June 29, 1995                          By: John C. Replogle
     ------------------------                 ---------------------------------
                                              John C. Replogle, Chairman
                                              Benefits Administration Committee

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                                     * * *


                           DECEMBER 31, 1994 AND 1993
                           --------------------------

                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------


                                     INDEX
                                     -----


                                                                          Page
                                                                          ----
Report of Independent Accountants                                            5

Statement of Net Assets Available For Benefits,
 with Fund Information                                                     6-7

Statement of Changes in Net Assets Available
for Benefits, with Fund Information                                       8-10

Notes to Financial Statements                                            11-15

Schedules

         I.       Schedule of Investments at December 31, 1994              16










                       Report of Independent Accountants


June 16, 1995


To the Benefits Administration Committee and Participants of the Phelps Dodge Employee Savings Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Benefits Administration Committee (the Committee); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedule I and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.








PRICE WATERHOUSE LLP
Phoenix, Arizona
June 16, 1995



                                                     PHELPS DODGE EMPLOYEE SAVINGS PLAN

                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                              DECEMBER 31, 1994
                                                               (in thousands)




                                                                                    PHELPS   OCCIDENTAL
                                                                                     DODGE    PETROLEUM
                                 MONEY     INTEREST       EQUITY       GROWTH       COMMON       COMMON
                                MARKET       INCOME       INCOME        STOCK        STOCK        STOCK          LOAN
               ASSETS             FUND         FUND         FUND         FUND         FUND         FUND          FUND        TOTAL
               ------         --------    ---------    ---------    ---------    ---------    ---------     ---------   ----------
Investments, at Current Value
(cost basis $165,321):

  Common Stocks                                                                    $37,644        $278                     $37,922

  Mutual Funds                 $21,237                   $26,095      $42,660                                               89,992

  Guaranteed Investment
    Contracts                               $42,151                                                                         42,151

  Loans to Participants                                                                                       $10,944       10,944
                             ---------    ---------    ---------    ---------    ---------   ---------      ---------    ---------

                                21,237       42,151       26,095       42,660       37,644         278         10,944      181,009
                             ---------    ---------    ---------    ---------    ---------   ---------      ---------    ---------


Receivables:

  Employee Contributions           163          265         194           319          206                                   1,147

  Employer Contributions         1,280        1,887       1,536         2,402        1,575                                   8,680
                             ---------    ---------   ---------     ---------    ---------                               ---------

                                 1,443        2,152       1,730         2,721        1,781                                   9,827
                             ---------    ---------   ---------     ---------    ---------                               ---------

Total Assets                    22,680       44,303      27,825        45,381       39,425         278         10,944      190,836
                             ---------    ---------   ---------     ---------    ---------   ---------      ---------    ---------

               LIABILITIES


Accrued Liabilities               (241)       (239)        (66)          (167)        (279)                       (34)      (1,026)
                             ---------   ---------   ---------      ---------    ---------   ---------      ---------    ---------


NET ASSETS AVAILABLE
  FOR BENEFITS                 $22,439     $44,064     $27,759        $45,214      $39,146    $    278      $  10,910    $ 189,810
                             =========   =========   =========      =========    =========   =========      =========    =========



                                   See Accompanying Notes to Financial Statements




                                                     PHELPS DODGE EMPLOYEE SAVINGS PLAN

                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                              DECEMBER 31, 1993
                                                               (in thousands)




                                                                                    PHELPS    OCCIDENTAL
                                                                                     DODGE     PETROLEUM
                                 MONEY     INTEREST       EQUITY       GROWTH       COMMON        COMMON
                                MARKET       INCOME       INCOME        STOCK        STOCK         STOCK         LOAN
                ASSETS            FUND         FUND         FUND         FUND         FUND          FUND         FUND        TOTAL
                ------        --------    ---------    ---------    ---------    ---------     ---------    ---------    ---------
Investments, at Current Value
 (cost basis $133,041):

  Common Stocks                                                                    $26,691          $283                  $ 26,974

  Mutual Funds                 $21,406                   $23,104      $39,292                                               83,802

  Guaranteed Investment
    Contracts                               $38,293                                                                         38,293

  Loans to Participants                                                                                        $8,477        8,477
                               -------      -------      -------      -------      -------          ----       ------     --------


                               21,406        38,293       23,104       39,292       26,691           283        8,477      157,546
                               -------      -------      -------      -------      -------          ----       ------     --------

Receivables:

  Employee Contributions          166           270          170          295          155                                   1,056

  Employer Contributions        1,150         1,953        1,400        2,246        1,145                                   7,894
                              -------       -------      -------      -------      -------                                --------

                                1,316         2,223        1,570        2,541        1,300                                   8,950
                              -------       -------      -------      -------      -------          ----                  --------


Total Assets                   22,722        40,516       24,674       41,833       27,991           283        8,477      166,496
                              -------       -------      -------      -------      -------          ----       ------     --------

                LIABILITIES


Accrued Liabilities              (552)         (209)         (59)        (180)        (429)           (1)         (31)      (1,461)
                              -------       -------      -------      -------      -------          ----       ------    ---------


NET ASSETS AVAILABLE
  FOR BENEFITS                $22,170       $40,307      $24,615      $41,653      $27,562          $282        $8,446    $165,035
                              =======       =======      =======      =======      =======          ====        ======    ========


                                     See Accompanying Notes to Financial Statements




                                                     PHELPS DODGE EMPLOYEE SAVINGS PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                        YEAR ENDED DECEMBER 31, 1994
                                                               (in thousands)

                                                                                    PHELPS    OCCIDENTAL
                                                                                     DODGE     PETROLEUM
                                 MONEY     INTEREST       EQUITY       GROWTH       COMMON        COMMON
                                MARKET       INCOME       INCOME        STOCK        STOCK         STOCK         LOAN
                                  FUND         FUND         FUND         FUND         FUND          FUND         FUND        TOTAL
                              --------    ---------    ---------    ---------    ---------     ---------    ---------   ----------
Investment Income:
  Realized Gains (Losses)                                 $  (89)     $  (139)    $   565         $    7                    $  344
   on Investments
  Change in Unrealized
    Appreciation
    (Depreciation)                                        (2,329)      (2,389)      6,653             31                     1,966
  Dividends                $   813                         2,444        1,667         938             15                     5,877
  Interest                       1          $ 2,743            1            1           7                      $  802        3,555
                           -------          -------      -------       ------     -------         ------      -------     --------
                               814            2,743           27         (860)      8,163             53          802       11,742
                           -------          -------      -------      -------     -------         ------      -------     --------
Contributions:
  Employee                   1,626            2,902        2,036        3,466       1,844                                   11,874
  Employer                   1,848            2,836        2,171        3,470       2,134                                   12,459
                           -------          -------      -------      -------     -------                                   ------
                             3,474            5,738        4,207        6,936       3,978                                   24,333
                           -------          -------      -------      -------     -------                                   ------
Transfer of Hourly
  Plan Assets                   33                             4            7           7                           6           57
                           -------          -------      -------      -------     -------         ------      -------     --------
Total Additions              4,321            8,481        4,238        6,083      12,148             53          808       36,132
                           -------          -------      -------      -------     -------         ------      -------     --------
Distributions to
   Participants
   and Beneficiaries        (2,381)          (3,216)      (1,460)      (1,883)     (1,823)           (41)        (524)     (11,328)

Other Charges, Net               2                7            3            4           1            (16)         (30)         (29)

Loans to Participants,
  Net of Repayments           (379)            (450)        (289)        (481)       (611)                      2,210

Fund Exchanges, Net         (1,294)          (1,065)         652         (162)      1,869
                          --------          -------      -------      -------     -------         ------      -------     --------
Total Deductions            (4,052)          (4,724)      (1,094)      (2,522)       (564)           (57)       1,656      (11,357)
                          --------          -------      -------      -------     -------         ------      -------     --------
Increase (Decrease) in Net
  Assets During the Year       269            3,757        3,144        3,561      11,584             (4)       2,464       24,775

Net Assets Available
  for Benefits:

  Beginning of Year         22,170           40,307       24,615       41,653      27,562             282       8,446      165,035
                           -------          -------      -------      -------     -------          ------     -------     --------
  End of Year              $22,439          $44,064      $27,759      $45,214     $39,146          $  278     $10,910     $189,810
                           =======          =======      =======      =======     =======          ======     =======     ========


                                               See Accompanying Notes to Financial Statements



                                                     PHELPS DODGE EMPLOYEE SAVINGS PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                        YEAR ENDED DECEMBER 31, 1993
                                                               (in thousands)

                                                                                    PHELPS    OCCIDENTAL
                                                                                     DODGE     PETROLEUM
                                 MONEY     INTEREST       EQUITY       GROWTH       COMMON        COMMON
                                MARKET       INCOME       INCOME        STOCK        STOCK         STOCK        LOAN
                                  FUND         FUND         FUND         FUND         FUND          FUND        FUND        TOTAL
                              --------    ---------    ---------    ---------    ---------     ---------   ---------    ---------
Investment Income:
  Realized Gains (Losses)
     on Investments                                     $   189       $   332     $   (304)      $    45                 $    262
  Change in Unrealized
   Appreciation
   (Depreciation)                                         2,758         3,394          356            (9)                   6,499
  Dividends                    $   603                      808         3,658          890            21                    5,980
  Interest                           2      $ 2,917           1             2            5            55     $   635        3,617
                               -------      -------     -------       -------      -------       -------     -------     --------
                                   605        2,917       3,756         7,386          947           112         635       16,358
                               -------      -------     -------       -------      -------       -------     -------     --------
Contributions:
  Employee                       1,862        3,034       1,721         2,933        1,828                                 11,378
  Employer                       1,809        2,968       1,947         3,156        1,722                                 11,602
                               -------      -------     -------       -------      -------                               --------
                                 3,671        6,002       3,668         6,089        3,550                                 22,980
                               -------      -------     -------       -------      -------                               --------
Transfer of Hourly
  Plan Assets                                    54           6             2                                     15           77
                               -------      -------     -------       -------      -------       -------     -------     --------
Total Additions                  4,276        8,973       7,430        13,477        4,497           112         650       39,415
                               -------      -------     -------       -------      -------       -------     -------     --------
Distribution to
 Participants
 and Beneficiaries              (2,590)      (5,042)     (1,587)       (2,501)      (2,135)         (169)       (204)     (14,228)

Other Charges, Net                  17           13         (22)          (27)         (19)          (72)         (4)        (114)

Loans to Participants,
  Net of Repayments               (499)        (498)       (215)         (307)        (198)                    1,717

Fund Exchanges, Net             (1,353)      (1,344)      1,910           878          (53)          (38)
                               -------      -------     -------       -------      -------       -------     -------     --------
Total Deductions                (4,425)      (6,871)         86        (1,957)      (2,405)         (279)      1,509      (14,342)
                               -------      -------     -------       -------      -------       -------     -------     --------
Increase (Decrease) in Net
  Assets During the Year          (149)       2,102       7,516        11,520        2,092          (167)      2,159       25,073

Net Assets Available
  for Benefits:

  Beginning of Year             22,319       38,205      17,099        30,133       25,470           449       6,287      139,962
                               -------      -------     -------       -------      -------       -------     -------     --------
  End of Year                  $22,170      $40,307     $24,615       $41,653      $27,562       $   282     $ 8,446     $165,035
                               =======      =======     =======       =======      =======       =======     =======     ========



                                               See Accompanying Notes to Financial Statements



                                                     PHELPS DODGE EMPLOYEE SAVINGS PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                        YEAR ENDED DECEMBER 31, 1992
                                                               (in thousands)

                                                                                    PHELPS   OCCIDENTAL
                                                                                     DODGE    PETROLEUM
                                 MONEY     INTEREST       EQUITY       GROWTH       COMMON       COMMON
                                MARKET       INCOME       INCOME        STOCK        STOCK        STOCK         LOAN
                                  FUND         FUND         FUND         FUND         FUND         FUND         FUND        TOTAL
                              --------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Investment Income:
  Realized Gains (Losses)
  on Investments                                         $    63      $  (104)     $   835         $ 11                  $    805
  Change in Unrealized
      Appreciation
      (Depreciation)                                       1,316       (1,821)       4,790          (23)                    4,262
  Dividends                    $   686                        526       3,783          671           28                     5,694
  Interest                           4      $ 2,645             2           3            5                    $  532        3,191
                               -------      -------       -------     -------      -------         ----       ------     --------
                                   690        2,645         1,907       1,861        6,301           16          532       13,952
                               -------      -------       -------     -------      -------         ----       ------     --------
Contributions:
  Employee                       1,569        2,497         1,222       2,333        1,158                                  8,779
  Employer                       1,967        2,816         1,475       2,543        1,477                                 10,278
                               -------      -------       -------     -------      -------                               --------
                                 3,536        5,313         2,697       4,876        2,635                                 19,057
                               -------      -------       -------     -------      -------                               --------
Transfer of Hourly
  Plan Assets                    3,843        4,481         1,664       3,225        1,804                       844       15,861
Transfer of ESOP Assets            222          222           101         155        2,965                                  3,665
                               -------      -------        ------     -------      -------         ----       ------     --------
Total Additions                  8,291       12,661         6,369      10,117       13,705           16        1,376       52,535
                               -------      -------       -------     -------      -------         ----       ------     --------
Distributions to
  Participants and
  Beneficiaries                 (2,956)     (3,146)        (1,218)     (1,750)      (2,891)         (72)        (284)     (12,317)

Other Changes, Net                 (65)        (72)           (26)        (39)         (22)                      (47)        (271)

Loans to Participants,
  Net of Repayments               (921)       (494)          (182)         87           59                     1,451

Fund Exchanges, Net               (620)     (1,408)           390         436        1,296          (94)
                               -------     -------        -------     -------      -------         ----      -------      -------
Total Deductions                (4,562)     (5,120)        (1,036)     (1,266)      (1,558)        (166)       1,120      (12,588)
                               -------     -------        -------     -------      -------        -----       ------     --------
Increase (Decrease) in Net
  Assets During the Year         3,729       7,541          5,333       8,851       12,147         (150)       2,496       39,947

Net Assets Available
  for Benefits:

  Beginning of Year             18,590      30,664         11,766      21,282       13,323          599        3,791      100,015
                               -------     -------        -------     -------      -------         ----       ------     --------
  End of Year                  $22,319     $38,205        $17,099     $30,133      $25,470         $449       $6,287     $139,962
                               =======     =======        =======     =======      =======         ====       ======     ========



                                               See Accompanying Notes to Financial Statements


                                        PHELPS DODGE EMPLOYEE SAVINGS PLAN

                                           NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

         a.       General:

                  The Phelps Dodge Corporation Savings and Deferred Profit Sharing Plan (the Plan), a defined contribution plan, was established by Phelps Dodge Corporation (the Corporation) effective January 1, 1953, for the benefit of eligible salaried employees (the Participants). On July 1, 1992, the Phelps Dodge Corporation Savings Plan for Hourly Employees was merged into the Plan and the Plan name was changed to Phelps Dodge Employee Savings Plan. In June 1992 the Plan was amended to accept the transfer of assets from the Phelps Dodge Employee Stock Ownership Plan (ESOP) for Participants who elected such a transfer after the termination of the ESOP on July 1, 1992.

                  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

         b.       Administration:

                  The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of not less than three individuals who are appointed by the Corporation's Board of Directors.

                  Effective May 1, 1992, Plan assets were transferred from a trust (the Trust) administered by Valley National Bank (the former Trustee) to M & I Marshall and Ilsley Trust Company of Arizona (the Trustee). The Trust is comprised of the following investment funds: Money Market Fund, Interest Income Fund, formerly named the Guaranteed Investment Contract (GIC) Fund, Equity Income Fund, Growth Stock Fund and Phelps Dodge Common Stock Fund. In addition, certain participants hold assets in the Occidental Petroleum Common Stock Fund as a result of the transfer of assets from the Columbian Chemicals Company plan. Participant loans are held in a separate Loan Fund.

                  Fees and expenses of the Trust, other than brokerage commissions and taxes paid in connection with security transactions, and other expenses relating to the administration of the Plan are currently paid by the Corporation.

         c.       Contributions:

                  A profit sharing contribution made for certain salaried and Mercantile hourly employee participants by the Corporation (the Company Profit Sharing Contribution) for any year is limited to the lesser of 4% of consolidated net income of the Corporation or 7 1/2% of the aggregate eligible base pay of Participants and can be made only to the extent that it does not reduce consolidated net income below $1.00 ($.50 after adjustment for two-for-one stock split on June 10, 1992) per common share for such year after provision for payment of preferred and preference share dividends. Profit sharing contributions, which are included in Employer contributions in the Statement of Net Assets Available for Benefits, With Fund Information, totalled $8,234,000 for 1994, $7,478,000 for 1993 and $7,072,000 for 1992.

                  From July 1, 1986 to March 31, 1989, Participants were allowed to make voluntary contributions from 1% to 10% of their base pay on an after-tax basis (After-tax Contributions) to the Plan by payroll deduction. Effective April 1, 1989, these voluntary After-tax Contributions were eliminated and Participants became eligible to make pretax contributions (Pretax Contributions), subject to certain limitations, equal to 2% - 10% of their base pay. Pretax Contributions are eligible for a matching contribution from the Corporation (Company Matching Contribution) equal to 50% of the first 5% of the base pay deferred. Effective January 1, 1991, Participants may elect to have contributions invested in one or more of the investment funds in multiples of 1%.

         d.       Distributions:

                  Participants' interests in the Trust become distributable upon termination of their service with the Corporation or to their beneficiaries in the event of their death. The distribution may be a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Distributions are generally made in cash, although distributions from the Phelps Dodge Common Stock Fund and Occidental Petroleum Stock Fund may also be made in common shares. Effective January 1, 1991, the cash distributions from these common stock funds are based upon the market price of the shares at the end of the month prior to the time of distribution.

                  Participants may withdraw their After-tax Contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals from employee Pretax, Company Matching and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals or distributions are made in accordance with procedures outlined in the Plan document.

         e.       Loans:

                  Participants may borrow amounts as provided in the Plan. Such loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence which may extend to 15 years. All loans bear interest at market rates.

         f.       Plan Termination:

                  The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

         g.       Reclassification:

                  For comparative purposes, certain prior year amounts have been reclassified to conform with the current year presentation.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                  The financial statements of the Plan are presented on a current value basis. The current values of common stock and mutual fund shares are based upon the closing market price on the valuation date. The current values of the Guaranteed Investment Contracts are based upon their respective face values plus accrued interest on the valuation date. Loans are valued at amounts advanced to participants less principal payments received.

                  Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes which are included in the cost of securities purchased and deducted from the proceeds of securities sold. Realized gains (losses) resulting from the sale of investments are based upon average carrying value. The change in unrealized appreciation (depreciation) is determined by comparison of average carrying value to current value. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and employee contributions are recognized on the accrual basis.

NOTE 3 - RELATED PARTY TRANSACTIONS:

                  The Trustee invests in the Corporation's common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation's common stock:

                                                    Year Ended December 31,

                                                 1994         1993       1992
                                               ---------    ---------  --------
                                                         (in thousands)


Cost of shares purchased                        $8,605       $6,705      $5,714

Number of shares purchased                         149          143         129

Proceeds from shares sold                       $4,530       $3,613      $2,680

Number of shares sold                               82           80          63

Value of shares distributed                     $  397       $1,124      $1,178

Number of shares distributed                         7           24          27


NOTE 4 - TAX STATUS:

                  The Internal Revenue Service (IRS) has determined that the Plan in effect prior to July 1, 1986, met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code. The Corporation believes that Plan amendments since that date will not change that status and, on March 31, 1995, filed for a redetermination by the IRS that the Plan, as amended, continues to satisfy such requirements. Participants are not taxed currently on their share of Pretax, Company Matching or Company Profit Sharing Contributions to the Plan or on the income earned by the Trust.

NOTE 5 - TRANSFERS OF PRIOR PLAN ASSETS:

                  Effective July 1, 1992, the Corporation merged the Phelps Dodge Savings Plan for Hourly Employees into the Plan and assets of approximately $16,100,000 were transferred and invested as directed by the Participants.

                  Effective July 1, 1992, the Corporation terminated its Employee Stock Ownership Plan and provided participants with options to receive a distribution or transfer those assets to the Plan. Approximately $741,000 and 59,800 shares of Phelps Dodge Common Stock were transferred to the Plan and invested as directed by Participants.


NOTE 6 - PARTICIPATION IN THE PLAN:

                  The following is a summary of the number of Participants invested in the investment options offered by the Plan as of December 31, 1994:

     Money Market Fund                                                     2,530
     Interest Income Fund                                                  3,259
     Equity Income Fund                                                    2,810
     Growth Stock Fund                                                     3,428
     Phelps Dodge Common Stock Fund                                        2,807
     Occidental Petroleum Common Stock Fund                                   44
     Loan Fund                                                             1,984


NOTE 7 - REALIZED GAINS (LOSSES) ON INVESTMENTS:


                                                Year Ended December 31, 1994
                                                       (in thousands)

                                                                     Realized
                                                Sales    Carrying       Gains
                                             Proceeds       Value     (Losses)
Investments:
   Phelps Dodge Common Stock                 $  4,927    $  4,362    $    565
   Mutual Funds and Other Common Stocks         6,438       6,659        (221)
                                             --------    --------    --------
                                             $ 11,365    $ 11,021    $    344
                                             ========    ========    ========


                                                Year Ended December 31, 1993
                                                       (in thousands)

                                                                     Realized
                                                Sales    Carrying       Gains
                                             Proceeds       Value     (Losses)
Investments:
   Phelps Dodge Common Stock                 $  4,738    $  5,042    $   (304)
   Mutual Funds and Other Common Stocks         4,947       4,381         566
                                             --------    --------    --------
                                             $  9,685    $  9,423    $    262
                                             ========    ========    ========


                                                Year Ended December 31, 1992
                                                       (in thousands)

                                                                     Realized
                                                Sales    Carrying       Gains
                                             Proceeds       Value     (Losses)

Investments:
  Phelps Dodge Common Stock                  $  3,858    $  3,023    $    835
  Mutual Funds and Other Common Stocks          4,063       4,093         (30)
                                             --------    --------    --------
                                             $  7,921    $  7,116    $    805
                                             ========    ========    ========




NOTE 8 - INVESTMENT IN GUARANTEED INVESTMENT CONTRACTS:

         On August 12, 1994, Canadian and U.S. Government regulators took control of Confederation Life Insurance Company (Confederation). The Plan's Interest Income Fund assets include a Guaranteed Investment Contract (GIC) with Confederation. The GIC was purchased on March 20, 1991, with an 8.59% contract rate of interest, with interest paid annually on April 1 and principal payable at maturity, April 1, 1996. The carrying value of the GIC at the time of seizure was $5,354,886.

         The Plan has frozen the Confederation GIC and is currently not allowing any distributions, withdrawals, loans or elective investment transfers of this portion of the Interest Income Fund. The accrual of interest on the Confederation GIC was discontinued on the seizure date and the nonaccrual has resulted in approximately $191,000 of interest income not being recognized in Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the year ended December 31, 1994.

The Confederation GIC is included in the December 31, 1994 Statement of Net Assets Available for Benefits, With Fund Information at the carrying value as of the date of seizure. Based on currently available information, the Committee does not believe that any significant reduction in carrying value is likely to occur and, therefore, an impairment writedown is not necessary at this time.

                                                                     SCHEDULE I
                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                            SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1994
                                 (in thousands)
NUMBER
    OF                                                                  CURRENT
SHARES            DESCRIPTION OF INVESTMENT                   COST        VALUE

               MONEY MARKET FUND
   21,237      Fidelity Money Market Fund                  $ 21,237    $ 21,237

               INTEREST INCOME FUND
               Confederation Life Insurance Company
               Guaranteed Investment Contract, 8.59%,
    5,355      matures April 1, 1996                          5,355       5,355

               Lincoln National Insurance Company
               Guaranteed Investment Contract, 8.02%,
    8,551      matures December 31, 1998                      8,551       8,551

               Peoples Security Life Insurance Company
               Guaranteed Investment Contract, 9.10%,
    4,632      matures March 31, 1995                         4,632       4,632

               Principal Mutual Insurance Company
               Guaranteed Investment Contract, 5.06%,
    3,934      matures December 31, 1999                      3,934       3,934

               Provident Life Insurance Company
               Guaranteed Investment Contract, 7.83%,
    4,780      matures March 31, 1997                         4,780       4,780

               Prudential Insurance Company
               Guaranteed Investment Contract, 6.42%,
    3,816      matures March 31, 1999                         3,816       3,816

               State Mutual Insurance Company
               Guaranteed Investment Contract, 9.09%,
    4,512      matures September 30, 1995                     4,512       4,512

               Sun Life of Canada Insurance Company
               Guaranteed Investment Contract, 5.74%,
    6,571      matures June 30, 2000                          6,571       6,571

               EQUITY INCOME FUND
      850      Fidelity Equity Income Fund                   24,427      26,095

               GROWTH STOCK FUND
      638      Fidelity Magellan Fund                        41,258      42,660

               PHELPS DODGE COMMON STOCK FUND
      608      Phelps Dodge Corporation Common Stock         25,022      37,644

               OCCIDENTAL PETROLEUM COMMON STOCK FUND
       14      Occidental Petroleum Company Common Stock        282         278

               LOAN FUND
               Loans to Participants                         10,944      10,944
                                                           --------    --------

               TOTAL INVESTMENTS                           $165,321    $181,009
                                                           ========    ========

                       Consent of Independent Accountants



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 No. 33-26442 of Phelps Dodge Corporation of our report dated June 16, 1995 appearing on page 5 of this Form 11-K.





PRICE WATERHOUSE
Phoenix, Arizona
June 28, 1995